UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   December 20, 2002

NN, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	0-23486	62-1096725
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Waters Edge Drive, Johnson City, Tennessee	37604
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (423) 743-9151

Not applicable
(Former name or former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure.

On December 20, 2002, the Company issued a press release announcing it purchased FAG Kugelfischer Georg-Schaefer AG's interest in NN Euroball, ApS, a joint venture company. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

(c)   EXHIBITS. The following exhibit is filed herewith:

99.1   Press Release dated December 20, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2002

NN, INC.

By: /s/ William C. Kelly, Jr.
    William C. Kelly, Jr.,
    Treasurer, Secretary and Chief
    Accounting Officer